Exhibit 5.1

May 24, 2011

Board of Directors
Texas Rare Earth Resources Corp.
304 Inverness Way South, Suite 365
Engelwood, CO 80112

Re:  Registration on Form S-1

Gentlemen:

We have acted as counsel to Texas Rare Earth Resources Corp., a Nevada corporation (the “Company”), in connection with the preparation of a registration statement filed with the Securities and Exchange Commission on Form S-1 (“Registration Statement”) relating to the resale of 9,158,125 shares of common stock as described in the Registration Statement, which includes an aggregate of (i) 1,638,750 shares of common stock issuable upon exercise of outstanding common stock purchase warrants exercisable at $0.50 per share (“Class A Warrants”), (ii) an aggregate of 819,375 shares of common stock issuable upon exercise of outstanding common stock purchase warrants exercisable at $0.75 per share (“Class B Warrants”), (iii) 250,000 shares of common stock issuable upon the exercise of options exercisable at $1.60 per share and 250,000 shares of common stock issuable upon exercise of options exercisable at $5.00 per share (“Other Warrants”), and (v) 1,905,000 shares of common stock issuable upon the exercise of warrants exercisable at $2.50 per share (“January 2011 Warrants, collectively with the Class A Warrants, Class B Warrants and the Other Warrants, the “Warrants”).  The shares of common stock and the shares of common stock underlying the Warrants are collectively referred to as the “Shares”.

We have examined such records and documents and have made such examination of laws as we considered necessary to form a basis for the opinion set forth herein. In addition, we have obtained certain representations from the Company’s chief executive officer. In our examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, and the conformity with the originals of all documents submitted to us as copies thereof.

In this connection, we have examined originals or copies identified to our satisfaction of such documents, corporate and other records, certificates, and other papers as we deemed necessary to examine for purposes of this opinion, including but not limited to the transaction documents related to the 9,158,125 shares being registered in the Registration Statement, the Articles of Incorporation of the Company, the Bylaws of the Company and resolutions of the Board of Directors of the Company.

Based solely upon a review of the documents described in paragraph 2 and 3 above, we are of the opinion that the 4,295,000 shares of common stock, the resale of which is being registered pursuant to the Registration Statement, have been duly authorized and validly issued, fully paid and non-assessable.  The 4,863,125 shares of common stock underlying the Warrants, the resale of which is being registered pursuant to the Registration Statement, when issued and delivered by the Company against payment therefor pursuant to the terms of the Warrants, will be validly issued, fully paid and non-assessable.

We consent to the filing of this opinion letter as Exhibit 5.1 to the Registration Statement and to the reference to this firm under the caption “Legal Matters” in the prospectus that is part of the Registration Statement.  This opinion is being furnished in accordance with the requirements of Item 16 of Form S-1.  Our opinion is expressly limited to the matters set forth above and we render no opinion, whether by implication or otherwise, as to any other matters relating to the Company or the Shares.

Very truly yours,

BREWER & PRITCHARD, P.C.